Skadden, Arps, Slate, Meagher & Flom llp

DIRECT DIAL 202-371-7180 DIRECT FAX 202-661-9010 EMAIL ADDRESS BRIAN.BREHENY@SKADDEN.COM	1440 NEW YORK AVENUE, N.W. WASHINGTON, D.C. 20005-2111 ________ TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com May 18, 2016
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VIA EDGAR SUBMISSION

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alexza Pharmaceuticals, Inc.
Schedule TO-C
Filed May 10, 2016 by Ferrer Pharma, Inc., Ferrer Therapeutics, Inc. and
Grupo Ferrer Internacional, S.A.
File No. 005-82505

Dear Mr. Duchovny:

On behalf of Ferrer Pharma, Inc., Ferrer Therapeutics, Inc. and Grupo Ferrer Internacional, S.A. (collectively, “Ferrer”), we are writing in response to the comment contained in the Staff’s comment letter of May 16, 2016 with respect to the above-referenced filing.

For the convenience of the Staff’s review, the comment contained in the Staff’s comment letter is set forth below and indicated in bold, followed by Ferrer’s response immediately thereafter.

*     *     *

Daniel F. Duchovny, Esq.
May 18, 2016

General

1.
Please provide us with your analysis of why Grupo Ferrer Internacional, SA is not an affiliate engaged in a going private transaction under Exchange Act Rule 13e-3. In this regard, we note that Grupo Ferrer holds approximately 10.9% of Alexza Pharmaceutical’s outstanding shares, has a strategic business collaboration agreement with the subject company and has been issued a $5 million promissory note by the subject company. We may have additional comments.

Response:

Ferrer has determined that it is not an affiliate of Alexza Pharmaceuticals, Inc. (“Alexza”) and, therefore, the proposed tender offer by Ferrer will not be a Rule 13e-3 transaction.  As the Staff knows, Rule 13e-3 only applies to transactions to acquire securities of an issuer by the issuer or an affiliate of the issuer.  Rule 13e-3(a)(1) defines an affiliate of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” And Exchange Act Rule 12b-2 defines control as the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Alexza is not a bidder in the tender offer and Ferrer does not control, directly or indirectly, Alexza.  Alexza is controlled by its board of directors and management.  Although Ferrer currently owns approximately 10.9% of Alexza’s outstanding securities, this ownership percentage does not give Ferrer the power to cause the direction of the management and policies of Alexza.  Ferrer does not have any representatives on the board of directors of Alexza or any rights to appoint any such board representation or to receive any information related to board activities and deliberations. Ferrer also does not have any contractual rights to appoint or control who serves as Alexza’s management.

Ferrer acquired its Alexza securities over a five-year period, in connection with the commercial terms of the Collaboration Agreement (described below) with Alexza.  It did not acquire its securities in connection with a proposed change of control transaction. In addition, Ferrer is one of four security holders with a significant ownership percentage in Alexza, including Teva Pharmaceuticals USA, Inc. (9.8%), affiliates of Landsdowne Partners Austria GmbH (8%) and BlackRock, Inc. (6.4%). Ferrer does not have any relationship, contractual or otherwise, with any of these other security holders that gives them power to control the management and policies of Alexza.

The Collaboration Agreement between Ferrer and Alexza also does not give Ferrer the power to direct the management and policies of Alexza. As noted above, the management and policies of Alexza are directed by the board of directors of Alexza.  The Collaboration Agreement grants Ferrer certain rights to commercialize Alexza’s product

Daniel F. Duchovny, Esq.
May 18, 2016

ADASUVE in Europe, Latin America, the Commonwealth of Independent States countries, the Middle East and North Africa countries, Korea, Philippines and Thailand to Ferrer.  The Collaboration Agreement does give Ferrer the right to review Alexza’s records, facilities and operations relating to the manufacture of ADASUVE, to ensure compliance with regulatory and quality requirements.  These are common rights for these types of agreements.  In fact, Teva had identical rights under the License and Supply Agreement, dated as of May 7, 2013, between Alexza and Teva.  But Ferrer has only exercised these rights once in early 2012 with respect to manufacturing at Alexza’s facilities. Ferrer also accompanied Alexza’s regulators on two visits to Alexza’s facilities.  In addition, Ferrer receives data on the source of sales of ADASUVE in the U.S., and the regulatory status of ADASUVE (i.e., filings, studies, label), in quarterly meetings with Alexza’s employees.

The sales pursuant to the Collaboration Agreement are significant to Alexza.  In 2015,  shipments of ADASUVE consisted of 86,903 units shipped in territories covered in the agreement with Ferrer and 25,341 units shipped in territories not covered in the agreement with Ferrer. In prior years, the shipments in territories not covered by the agreement with Ferrer represented a higher percentage of total units shipped—in 2014 74,097 units shipped in non-Ferrer territories versus 21,209 units shipped to Ferrer territories. The revenues generated by Ferrer under the Collaboration Agreement also represent a significant portion of Alezxa’s revenues—approximately 78% in 2015 and 60% in 2014.  Ferrer does not believe, however, that the significance of the commercial relationship between Alexza and Ferrer alone, or in combination with any other factors, provides Ferrer with the control required to trigger Rule 13e-3. None of the provisions in the Collaboration Agreement give Ferrer the power to direct the management and policies of Alexza, including with regard to the planned tender offer.  Furthermore, the Collaboration Agreement does not require Ferrer’s consent in the event of a change of control over Alexza, and it expressly permits assignment to an acquirer of all or substantially all of the business or assets of Alexza without Ferrer’s consent.

Finally, in September 2015, Alexza issued a Promissory Note to Ferrer with a principal amount of $5 million.  And in connection with the proposed tender offer, on May 9, 2016, the principal amount under the Promissory Note was increased to a total of $6.3 million, which represents approximately 13% of Alexza’s outstanding debt (based on the balance of approximately $48 million as of March 31, 2016).  Ferrer does not believe the existence of the outstanding debt obligations that Alexza owes to Ferrer provides Ferrer with the power to control the management or policies of Alexza.  There are no terms of the Promissory Note that provide Ferrer with any such rights.  It is common for Alexza to seek financing from its business partners.  For example, it has issued a $25 million promissory note to Teva (eventually reduced to $20 million), which, as noted above, is also a 9.8% equity holder, and a $4 million promissory note to its supplier of heat packages, Autoliv (eventually reduced to $2.8 million).

Daniel F. Duchovny, Esq.
May 18, 2016

As a result of the foregoing, Ferrer neither believes that it is an affiliate of Alexza nor that the proposed transaction with Alexza is a going private transaction under Rule 13e-3.  None of the factors identified by Staff in its comment convey by themselves, nor do they convey in combination, control over Alexza’s management and policies to Ferrer.  Rather, they represent the terms of certain commercial arrangements that Alexza has deemed desirable for its business.

*     *     *

As requested in the Staff’s comment letter, Ferrer acknowledges the following:

•	Ferrer is responsible for the adequacy and accuracy of the disclosure in the filing discussed herein;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Ferrer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or require any additional information with respect to the above-referenced filing or this letter, please do not hesitate to contact me at (202) 371-7180.

Very truly yours,

/s/ Brian V. Breheny
Brian V. Breheny

cc:	Jorge Ramentol Massana
Grupo Ferrer Internacional, S.A.